RESIN SYSTEMS INC.

14604 – 115 A Avenue
Edmonton, AB, T5M 3C5
Tel: 780-482-1953   Fax: 780-452-8755

Management's Responsibility for Financial Reporting
August 31, 2003

The accompanying consolidated financial statements and all of the information included in this report have been prepared by and are the responsibility of management and the Board of Directors of Resin Systems Inc. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgments based on currently available information. The significant accounting polices which management believes are appropriate for the Company are described in Note 2 of the consolidated financial statements.

Additionally, management has prepared, as a supplement to the consolidated financial statements, a reconciliation of the financial information to conform to United States generally accepted accounting principles. The Company became a reporting issuer of the U.S. Securities and Exchange Commission ("SEC") as announced on December 3, 2002.

The Company has developed and maintains an appropriate system of internal controls in order to ensure, on a reasonable and cost-effective basis, that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and overseeing management's performance of its financial reporting responsibilities. The Board has appointed an Audit Committee comprising of three independent Directors.

The Audit Committee reviews the financial statements, the adequacy of internal controls, the audit process and financial reporting with management and the external auditors. The Audit Committee reports to the Board of Directors prior to the approval of the audited financial statements for publication.

KPMG LLP, have been appointed as external auditors to perform an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements.

February 18, 2003

Signed "Greg Pendura"   Signed "Keith Gerrard"
Greg Pendura   Keith Gerrard
President and CEO   Controller

MR1

RESIN SYSTEMS INC.

Consolidated Financial Statements
Years Ended August 31, 2003, 2002, 2001

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Resin Systems Inc. as at August 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended August 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2003 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended August 31, 2003, 2002 and 2001 to the extent summarized in note 19 to the consolidated financial statements.

Signed "KPMG LLP"

Chartered Accountants

Edmonton, Canada
November 19, 2003, except for note 18(c) which is as of December 29, 2003 and note 19, which is as of February 4, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA–U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated November 19, 2003 [except as to note 18(c) which is as of December 29, 2003 and note 19 which is as of February 4, 2004] is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors' Report when these are adequately disclosed in the financial statements.

In addition, in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes to the consolidated financial statements relating to the adoption by the Company of a new accounting policy relating to stock-based compensation and other stock-based payments [note 2(i)]. Our report to the shareholders dated November 19, 2003 [except as to note 18(c) which is as of December 29, 2003 and note 19 which is as of February 4, 2004] is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors' Report when the change is properly accounted for and adequately disclosed in the financial statements.

Signed "KPMG LLP"

Chartered Accountants

Edmonton, Canada
November 19, 2003, except for note 18(c) which is as of December 29, 2003 and note 19, which is as of February 4, 2004

RESIN SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS
(Canadian Dollars)

As at	2003 AUGUST 31,	2002 August 31,	2001 August 31,
ASSETS			
Current assets:			
Cash and cash equivalents	$ 2,232,394	$ 518,581	$ 197,637
Accounts receivable (note 3)	188,446	238,886	112,072
Receivable from NRC (note 16)	145,162	37,620	--
Inventories (note 4)	429,480	275,305	356,065
Prepaid expenses and deposits	88,734	6,939	18,480
	3,084,216	1,077,331	684,254
Prepaid rent and security deposit	24,093	7,192	37,000
Property, plant and equipment (note 5)	1,016,588	237,398	300,891
Intangible assets (note 6)	1,646,000	--	--
	$ 5,770,897	$ 1,321,921	$ 1,022,145
LIABILITIES and SHAREHOLDERS' EQUITY			
Current liabilities:			
Payables and accruals	$ 635,998	$ 184,153	$ 179,875
Notes payable (note 8)	--	--	326,483
	635,998	184,153	506,358
Long-term payable to NRC (note 16)	343,425	37,620	--
Shareholders' equity:			
Share capital (note 9)	18,818,497	11,376,642	9,074,678
Contributed surplus	843,695	7,865	7,500
Deficit	(14,870,718)	(10,284,359)	(8,566,391)
	4,791,474	1,100,148	515,787
	$ 5,770,897	$ 1,321,921	$ 1,022,145

Future operations (note 1)
Commitments (note 10)
Subsequent events (note 18)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed "Greg Pendura"   **Signed "Brian Carpenter"**
Director   Director

FS-4

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian dollars)

Year Ended:	2003 AUGUST 31,	2002 August 31,	2001 August 31,
Revenue	$ 311,811	$ 343,257	$ 269,235
Expenses:			
Cost of sales	118,333	216,782	145,679
Direct and product development	1,552,190	632,042	163,891
Marketing and business development	524,196	314,168	545,323
General and administrative	2,011,495	814,681	1,093,773
Interest and other charges	36,773	9,093	49,700
Amortization	655,183	62,438	58,634
	4,898,170	2,049,204	2,057,000
Loss before the under-noted	(4,586,359)	(1,705,947)	(1,787,765)
Gain on sale of property, plant and Equipment	--	393	7,221
Write-down of property, plant and equipment and intangible assets	--	(12,414)	(825,405)
Net loss	(4,586,359)	(1,717,968)	(2,605,949)
Deficit, beginning of year	(10,284,359)	(8,566,391)	(5,960,442)
Deficit, end of year	$ (14,870,718)	$ (10,284,359)	$ (8,566,391)
Basic and diluted loss per common share (note 9(f))	$ (0.11)	$ (0.09)	$ (0.17)

See accompanying notes to consolidated financial statements.

RESIN SYSTEMS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Canadian dollars)

Year Ended:	2003 AUGUST 31,	2002 August 31,	2001 August 31,
Cash provided by (used in):			
Operating:			
Net loss	$ (4,586,359)	$ (1,717,968)	$ (2,605,949)
Items which do not involve cash:			
Amortization	655,183	62,438	58,634
(Gain) on sale of property, plant and equipment	--	(393)	(7,221)
Write-down of capital and intangible assets	--	12,414	825,405
Reduction of loan receivable from director	--	--	37,401
Shares to be issued pursuant to ARC agreement	128,172	184,375	--
Consulting services settled by reduction of share purchase loan	144,000	18,000	--
Compensatory stock options to employee & non-employees	454,116	--	--
Change in non-cash operating working capital	158,773	(67,855)	(75,064)
	(3,046,115)	(1,508,989)	(1,766,794)
Financing:			
Proceeds from issue of share capital net of transaction costs	5,493,897	1,234,467	1,026,538
Proceeds from issue of notes payable	--	739,000	900,000
Proceeds from NRC	305,805	37,620	--
Repayment of notes payable	--	(200,000)	--
	5,799,702	1,811,087	1,926,538
Investing:			
Purchase of property, plant And equipment	(1,025,218)	(121,591)	(139,258)
Prepaid rent and security deposit	(16,901)	29,808	--
Proceeds on sale of property, plant and equipment	2,345	110,629	13,695
	(1,039,774)	18,846	(125,563)
Increase in cash	1,713,813	320,944	34,181
Cash and cash equivalents, beginning of year	518,581	197,637	163,456
Cash and cash equivalents, end of year	$ 2,232,394	$ 518,581	$ 197,637

RESIN SYSTEMS INC.
Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

1. Nature of operations and future operations:

Resin Systems Inc. (the "Company") was incorporated on July 26, 1995 under the Business Corporations Act of Alberta and commenced active operations on September 1, 1995. The Company's primary business is the development and marketing of its composite resin system marketed under the trade name Ve*rsi*on resin. Until late fiscal 2000, the Company's primary business was the sale of a protective coating, "Uni-Seal", produced from recycled tires. The Company is traded on the TSX Venture Exchange under the symbol "RS".

The Company is a reporting foreign private issuer in the United States. The Company is also listed on the OTC Bulletin Board and is traded under the symbol "RSSYF".

Future operations:

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (see also notes 18 and 19), which assumes the Company will realize its assets and discharge its liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the ability of the Company to generate profitable operations and raise additional capital to support its ongoing development and operating activities. For the year ended August 31, 2003, the Company reported a loss of $4,586,359 and has an accumulated deficit of $14,870,718. As at August 31, 2003 the Company has positive working capital of $2,448,218.

During fiscal 2003 the Company focused its attention on setting up the infrastructure for the production of utility poles and the marketing of hockey sticks through its subsidiary New Version Sports Inc. ("NVS"). As at August 31, 2003, the Company has completed testing of its utility poles and will commence production in the new fiscal year.

The Company completed a private placement in January 2003, which was over subscribed, for total gross proceeds of $3,000,000. During the last quarter of the fiscal year, all the warrants from the private placement in fiscal 2002 were exercised generating total gross proceeds of $2,250,000.

RESIN SYSTEMS INC.
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

---

1. **Nature of operations and future operations, (continued):**

   Future operations, (continued):

   The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due, is dependent on the successful completion of the actions taken or planned, which management believes will mitigate the adverse conditions and events that raise doubt about the validity of the "going concern" assumption used in preparing these financial statements.

   These financial statements do not reflect any adjustments that would be necessary if, the "going concern" assumptions were not appropriate because management is of the opinion that sufficient working capital will be obtained from operations, shareholders and other external financing sources to meet the Company's liabilities and commitments as they become payable.

2. **Significant accounting policies:**

   (a) Name change:
   On May 8, 2000, the Company changed its name to Resin Systems Inc. from Recycled Solutions for Industry Inc.

   (b) Basis of presentation:
   The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Material items that could give rise to measurement differences to these consolidated financial statements under United States GAAP are outlined in note 19.

   These consolidated financial statements include the accounts of the Company, Resin Systems Inc., its Canadian subsidiary New Version Sports Inc., and its Barbadian subsidiary, Resin Systems International Ltd. The Company also has the following inactive subsidiaries as at August 31, 2003: Uni-Seal USA Ltd., Uni-Seal Moulding Technologies Inc., RS Technologies Inc. (note 18 (a)), Resin Systems Incorporated and Resin Systems Sales Limited (Ireland). Material inter-company transactions and balances have been eliminated on consolidation.

   (c) Cash and cash equivalents:
   Cash and short-term investments are carried at cost, which approximates market value. The Company considers deposits in banks, certificates of deposit and short-term investments with original maturities of three months or less as cash and cash equivalents.

RESIN SYSTEMS INC.
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

2. Significant accounting policies, (continued):

(d) Inventories:
Raw materials are stated at the lower of cost or market on a first-in first-out basis and net realizable value. Inventories of work in process and finished goods are stated at the lower of average cost and net realizable value.

(e) Property, plant and equipment:
These assets are recorded at cost with amortization for all but leasehold improvements under the declining balance method. The amortization rates are as follows:

Asset	Rate
Building	5%
Equipment	20%
Computer hardware, software and automotive	30%

Leasehold improvements are amortized over the term of the property leased on a straight line basis.

(f) Intangible assets:
In 2001, the Canadian Institute of Chartered Accountants issued handbook Section 3062, "Goodwill and Other Intangible Assets". Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values. The new standard does not change the accounting for intangible assets with determinable lives, which continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use. The Company has adopted this new standard effective September 1, 2002.

The Company is engaged in research and development work and the costs of such are expensed as incurred, unless they meet the criteria for deferral established by Canadian generally accepted accounting principles. Management assesses the applicable criteria on an ongoing basis. Research and development costs are reduced by any related government assistance and tax incentives.

Intangible assets are recorded at cost and their carrying value is assessed for future recoverability or impairment on an annual basis. When the net carrying amount of an intangible asset exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made. These assets are amortized at a rate of 20% using the declining balance method which is consistent with the tangible assets used employing the intangible asset.

RESIN SYSTEMS INC.
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

2. Significant accounting policies, (continued):

(g) Foreign currency translation:
Foreign currency denominated monetary assets and liabilities are
translated into Canadian dollars at exchange rates prevailing at the
balance sheet date. Revenues and expenses are translated at the
exchange rate in effect at the transaction date.

The Company's subsidiaries are fully integrated subsidiaries and are
translated into Canadian dollars using the temporal method, whereby
monetary assets and liabilities are recorded at exchange rates in
effect at the balance sheet date, non-monetary assets are recorded at
historical exchange rates, and revenues and expenses are recorded at
the exchange rate on the transaction date.

Exchange gains and losses are included in the determination of
earnings (losses).

The following rates were used in the preparation of the financial
statements:

	Average rate	Rate at year end
August 31, 2003	1.3991	1.3850
August 31, 2002	1.5440	1.5346
August 31, 2001	1.5545	1.5183

(h) Use of estimates:
The preparation of financial statements in accordance with Canadian
generally accepted accounting principles requires management to make
estimates and assumptions that affect the reported amounts of assets
and liabilities and disclosure of contingent liabilities at the date
of the financial statements and the reported amounts of revenues and
expenses during the period. Actual results could differ from those
reported. The recoverable values of the inventories, property, plant
and equipment and intangible assets, and the estimated useful lives of
property, plant and equipment and intangible assets, are the more
significant items subject to estimates in these financial statements.

RESIN SYSTEMS INC.
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

2. **Significant accounting policies, (continued):**

(i) Stock-based compensation plans:
Effective September 1, 2002, the Company adopted the new
recommendations of The Canadian Institute of Chartered Accountants
("CICA") with respect to the accounting for stock-based compensation
and other stock-based payments, Handbook Section 3870, "Stock-based
Compensation and Other Stock-based Payments". The new standards are
applied prospectively to all stock-based payments to non-employees and
to employee awards that are direct awards of stock, call for
settlement in cash or other assets, or are stock appreciation rights
that call for settlement by the issuance of equity instruments,
granted on or after September 1, 2002, except grants outstanding at
September 1, 2002 that call for settlement in cash or other assets or
stock appreciation rights that call for settlement in equity
instruments. For such grants, the new standards are applied
retroactively, without restatement. As the Company had no such
grants, there has been no adjustment to retained earnings,
liabilities, or contributed surplus as at September 1, 2002.

The Company accounts for all stock-based payments to non-employees,
and employee awards that are direct awards of stock, call for
settlement in cash or other assets, or are stock appreciation rights
that call for settlement by the issuance of equity instruments,
granted on or after September 1, 2002, using the fair value based
method. No compensation cost is recorded for all other stock-based
employee compensation awards. Consideration paid by employees on the
exercise of the stock options is recorded as share capital.

The Company discloses the pro forma effect of stock options granted to
employees under the fair value based method (note 9(b)). No
disclosure has been made for the pro forma effect of awards granted
before September 1, 2002.

Under the fair value based method, stock-based payments to non-
employees are measured at the fair value of the consideration
received, or the fair value of the equity instruments issued, or
liabilities incurred, whichever is more reliably measurable. The fair
value of stock-based payments to non-employees is periodically re-
measured until counterparty performance is complete and any change
therein is recognized over the period and in the same manner as if the
Company had paid cash instead of paying with or using equity
instruments. The cost of stock-based payments to non-employees that
are fully vested and non-forfeitable at the grant date is measured and
recognized at that date.

RESIN SYSTEMS INC.
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

2. Significant accounting policies, (continued):

(i) Stock-based compensation plans, (continued):

Under the fair value based method, the compensation cost attributable to employee awards that are direct awards of stock, or stock appreciation rights that call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis. For awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

(j) Revenue recognition:

Revenue is recognized upon the transfer of legal title. The Company sells all its products on a "F.O.B. Plant" basis and all risk of loss is assumed by the customer once the product has left the Company's plant. Only when this condition of sale has been met, does the Company recognize revenue associated with the transaction.

(k) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded against any future income tax asset if it is more likely than not the asset will not be realized.

(l) Losses per common share:

Basic loss per share is computed by dividing net loss by the weighted average number of Common Shares outstanding during the year. Shares issued during the year are weighted for the portion of the year that they were outstanding. If a diluted loss per share was presented, it would be computed similar to basic loss per share except that the weighted average shares outstanding would be increased to include additional shares from the assumed exercise of all stock options and warrants.   Diluted loss per share is not presented as it is anti-dilutive and would report a lower loss per share.

RESIN SYSTEMS INC.
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

2. Significant accounting policies, (continued):

(l) Losses per common share, (continued):
   The Common Shares held in performance escrow (see note 9(e)) are not
   considered outstanding and are only included in the calculation of
   basic earnings per share when all the necessary conditions for their
   issuance have been satisfied. As a result, the Company's weighted
   average number of Common Shares outstanding for the periods ended
   August 31, 2002 and 2001 has been reduced by 9,699,560. This
   reduction has increased the loss per share for the year ended August
   31, 2002 to $0.09 from $0.06 and for the year ended August 31, 2001 to
   $0.17 from $0.10. At the Annual General and Special meeting held on
   October 15, 2002, the Company's escrowed Common Shares were changed
   from a performance escrow to a time release escrow which under Section
   3500 returns the escrowed shares to the calculation. As at August 31,
   2003 the Company had a loss per share of $0.11.

(m) Comparative figures:
   Certain comparative figures have been reclassified to conform to the
   financial statement presentation adopted in the year ended August 31,
   2003.

(n) Joint Ventures:
   Investments in joint ventures are accounted for using the
   proportionate consolidation method. Under this method, the Company's
   proportionate share of revenues, expenses, assets and liabilities are
   included in the accounts of the Company (see note 17).

3. Accounts receivable and allowance for doubtful accounts:

The Company reports accounts receivable net of allowance for doubtful
accounts and accounts that have been written off directly to expense as they
become uncollectible during the year. An estimation of the allowance for
doubtful accounts is based upon management's analysis of individual customer
accounts and the likelihood of collecting each account based upon the age of
the amount outstanding as it relates to specific invoices. Allowance for
doubtful accounts, as at August 31, 2003, 2002 and 2001 were; nil, $124,203,
and $38,221 respectively.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

4. Inventory and reserve for obsolete allowance:

The Company reports inventories net of a reserve for obsolescence which reduces the value of total inventories. This reserve takes into account materials which in management's opinion may become obsolete owing to demand for the product or changes in customer demand.

	2003	2002	2001
Raw materials and work in process	$ 342,571	$ 311,041	$ 338,681
Equipment for resale	129,215	195,607	206,516
Finished goods	279,563	140,161	182,372
Reserve for obsolescence	(321,869)	(371,504)	(371,504)
	$ 429,480	$ 275,305	$ 356,065

5. Property, plant and equipment:

	Cost	Accumulated amortization	Net book value
August 31, 2003:			
Equipment	$1,144,001	$ 360,459	$ 783,542
Computer hardware and software	297,455	123,810	173,645
Automotive	14,970	4,491	10,479
Leasehold improvements	63,326	14,404	48,922
	$1,519,752	$ 503,164	$1,016,588
August 31, 2002:			
Equipment	$ 372,999	$ 206,146	$ 166,853
Computer hardware and software	84,439	49,391	35,048
Leasehold improvements	39,441	3,944	35,497
	$ 496,879	$ 259,481	$ 237,398

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

5. Property plant and equipment (continued):

	Cost	Accumulated amortization	Net book value
August 31, 2001:			
Land	$ 50,107	$ --	$ 50,107
Building	72,987	17,941	55,046
Equipment	321,428	164,433	156,995
Computer hardware and software	61,048	35,546	25,502
Leasehold improvements	16,552	3,311	13,241
	$ 522,122	$ 221,231	$ 300,891

During fiscal 2003, the Company sold an excess computer program for gross proceeds of $2,345.

As at August 31, 2003, the Company had under construction a piece of production equipment valued at $165,602 which was not subject to amortization. Additionally during the year, the Company transferred equipment that was held for resale and classified in inventory, to property, plant and equipment at its carrying value of $16,598.

During fiscal 2002, the Company sold excess lab equipment for gross proceeds of $3,271. Also during this period, the Company sold its land and building in the United States for gross proceeds of $75,000 U.S. The Company moved the location of its head office during the year and as a result, unamortized leasehold improvements relating to the previous location of $12,414 were written off.

During the year ended August 31, 2001, the Company wrote down its land and building located in the United States by $45,552 to reflect the fair market value of the property which was subsequently sold.

6. Intangible assets:

	Cost	Accumulated amortization	Net Book value
August 31, 2003			
Technology rights to filament winding	$ 2,057,500	$ 411,500	$ 1,646,000

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003 2002 and 2001

6. Intangible assets, (continued):

In January 2003, the Company completed a transaction with Canzeal
Enterprises Ltd. for the purchase of filament winding technology which can
be used in the production of composite utility poles and light standards as
well as other products. This transaction involved the issuance of 3,000,000
units with a unit price of $0.56. Each unit comprised one Common Share and
one half Common Share warrant with an exercise price of $0.75 exercisable at
any time until January 6, 2004. In compliance with Canadian generally
accepted accounting principles, the Company valued the transaction at the
fair value of the consideration given, totaling $2,057,500, of which
$377,500 was attributed to the warrant component.

The fair value of the warrants was calculated using the Black-Scholes
pricing model and reflects the following assumptions:

Risk free interest rate	3.25%
Expected life of option	1 year
Expected volatility	139%
Expected dividends	Nil

In August 2001, management wrote off the Company's intangible assets related
to deferred development costs as the recovery of these costs could not be
reasonably regarded as assured.

7. Related party transactions:

During the year ended August 31, 2003, the Company contracted with one of
its directors and senior officers to provide services in the amount of
$8,196 for leasehold improvements and direct and product development costs.

During the year ended August 31, 2002, the Company contracted with one of
its directors and senior officers to provide services amounting to $7,490
for leasehold improvements which were capitalized.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

8. Notes payable:

(a) Issued fiscal 2001:
During the year ended August 31, 2001, the Company completed the private placement of promissory notes in the aggregate principal amount of $900,000 bearing interest at 12% per annum. The holders of the promissory notes had a first right, but not an obligation to, participate in the prospectus offering that closed on June 29, 2001, to the extent of all, but not less than all, of the outstanding balance of the principal sum thereof and any accrued and unpaid interest thereon, plus a cash bonus equal to the difference between $12,000 (for each principal amount of $100,000) and such accrued and unpaid interest at the time of the election to participate in the offering. Of the aggregate amount mentioned above, holders of $600,000 (principal sum) elected to participate in the prospectus offering.

A holder of a promissory note with an original principal amount of $100,000 entered into agreement with the Company to be included in the new secured convertible promissory notes issued in fiscal 2002 (see note 8(b)).

The remaining promissory notes with an original principal amount of $200,000 and the accrued interest thereon were repaid in the year ended August 31, 2002.

(b) Issued fiscal 2002:
During the year ended August 31, 2002, the Company issued $739,000 in new secured convertible promissory notes. These notes bore interest at a rate of 12% per annum with interest commencing February 1, 2002, and due December 20, 2002. Additionally, these notes were, at the option of the holder, convertible to an equity unit on the basis of one "unit" for each $0.32 of principal and interest. Each unit was comprised of one Common Share and one warrant to purchase a Common Share at a price of $0.75 per share on or before December 20, 2002. The conversion right was deemed to be exercised on the date the Company entered into the proposal with the National Research Council of Canada to receive funding (see note 16 (b)).

On April 18, 2002 the Company entered into an agreement with the National Research Council which triggered the deemed conversion of the notes and $860,241 of principal and accrued interest was converted to Common Shares and warrants.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

9. Share capital:

(a) Authorized and issued shares:
The Company's authorized share capital consists of an unlimited number
of Common Shares and preferred shares issuable in series.

The Company's issued share capital consists of the following Common
Shares:

	Number of shares	Amount
Balance August 31, 2000	23,926,219	$ 7,432,422
Shares issued for cash net of transaction costs	2,244,766	991,038
Conversion of notes payable net of transaction costs (note 8)	1,033,847	623,218
Stock options exercised	70,000	28,000
Balance August 31, 2001	27,274,832	9,074,678
Conversion of notes payable net of transaction costs (note 8)	2,688,253	860,241
Stock options exercised	200,000	70,000
Cancellation of exercised stock option (see note 9(c) below)	(200,000)	(70,000)
Shares issued for cash net of transaction costs and share subscription promissory notes of $175,540	3,750,000	1,257,348
Total issued and outstanding	33,713,085	11,192,267
Shares to be issued pursuant to ARC Agreement (note 16)	312,500	184,375
Balance August 31, 2002 forward	34,025,585	$ 11,376,642

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

9. Share capital, (continued):

(a) Authorized and issued shares, (continued):

	Number of shares	Amount
Balance August 31, 2002 forward	34,025,585	$ 11,376,642
Shares issued for intangible asset (note 6)	3,000,000	1,680,000
Stock options exercised	532,500	195,800
Shares issued for cash net of transaction costs and share subscription promissory notes of $135,603	9,885,347	5,437,883
Total issued and outstanding	47,443,432	$ 18,690,325
Shares to be issued pursuant to ARC Agreement (note 16)	134,015	128,172
Balance August 31, 2003	47,577,447	$ 18,818,497

During the year ended August 31, 2003, the Company completed a private placement for 6,000,000 units which comprised one Common Share and one half Common Share warrant. The unit was priced at $0.50 with the warrant having an exercise price of $0.75 and an expiry date of January 9, 2004. Additionally, the Company issued another 3,750,000 Common Shares upon the exercise of warrants from the July 2002 private placement at a unit price of $0.60. Both issues were fully subscribed.

In conjunction with a private placement completed during the year ended August 31, 2002, the Company issued to a director 483,850 Common Shares and 483,850 Common Share purchase warrants (see note 9(d)) in exchange for a promissory note in the amount of $193,540. The promissory note is non interest bearing and is being repaid through the provision of consulting services at approximately $12,000 per month. If the consulting agreement is terminated, any amount outstanding is due within sixty days. As collateral for the note, the Company is holding the 483,850 Common Shares and warrants. As at August 31, 2003 the balance outstanding is $31,540.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

9. Share capital, (continued):

(b) Stock-based compensation:
The Company recorded $443,742 in stock based compensation to
consultants and advisors during the year ended August 31, 2003.
Additionally during the year, pursuant to an employment agreement, the
Company recorded stock based compensation of $10,374 which was
included in general and administrative expenses. The compensation is
based upon the Black-Scholes option pricing model. For options
granted in the period, the following weighed average assumptions were
used:

Risk free interest rate	4.08%
Expected life of option	5 years
Expected volatility	141%
Expected dividends	Nil

When the Company awards stock options to employees, no compensation
cost is recognized in the consolidated statement of income and
retained earnings for Common Share options granted. Had compensation
cost been determined based on the fair values at the grant dates for
those options, the Company's net loss and loss per share would have
increased by the following amounts below:

	Cost	Per share
Compensation costs	$ 2,229	
Net loss:		
As reported	$(4,586,359)	$(0.11)
Pro forma	$(4,588,588)	$(0.11)

The above pro forma disclosure does not include the effects of awards
granted before September 1, 2002.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

9. Share capital, (continued):

   (c) Options:

       Stock option plan:

       Prior to the Annual and Special Meeting of October 15, 2002, the Company had adopted a stock option plan that provided for the aggregate number of options granted not exceed 10% of the issued Common Shares of the Company. Under terms of the plan, the Board of Directors has full authority to administer the plan in accordance with the terms of the plan. The number of options and exercise price thereof is set by the Board of Directors at the time of grant, provided that the exercise price may not be less than the market price of the shares, less any discounts permitted by the rules of the stock exchange or stock exchanges. The maximum number of options that may be granted to any one individual shall not exceed 5% of the Company's issued and outstanding Common Shares. The options granted under the plan may be exercisable for a period not exceeding five years and may vest at such times as the Board of Directors may determine at the time of grant.

       At the Annual General Meeting held on October 15, 2002 shareholders approved to amend the stock option plan for the Company. Under the amendment, the number of stock options that could be issued was set at 6,740,000 which approximated 20% of the issued and outstanding Common Shares at that time. As mentioned above, the Board of Directors sets the number of options and exercise price which may not be less than the market price of the shares, less any discount permitted by the rules of the stock exchanges. As at August 31, 2003 there were 4,927,500 Common Share options outstanding.

       Outstanding Options:

       A summary of the status and changes in the Company's outstanding stock options is presented below:

	Number of share options	Weighted average exercise price
Outstanding, August 31, 2000	1,315,000	0.45
Granted	825,000	0.78
Exercised	(70,000)	0.40
Forfeited	(190,000)	0.47
Outstanding, August 31, 2001	1,880,000	0.60

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

9. Share capital, (continued):

(c) Options, (continued):
Outstanding Options, (continued):

	Number of share options	Weighted average exercise price
Outstanding, August 31, 2001 fwd:	1,880,000	0.60
Granted	2,955,000	0.37
Exercised	(200,000)	0.35
Forfeited	(1,450,000)	0.69
Outstanding, August 31, 2002	3,185,000	$ 0.36
Granted	2,300,000	0.85
Exercised	(532,500)	0.37
Forfeited	(25,000)	0.40
Outstanding, August 31, 2003	4,927,500	$ 0.59

The following table summarizes information about the stock options
outstanding as at August 31, 2003:

Exercise price	Number outstanding	Weighted average years remaining	Exercisable at August 31, 2003
$0.34	70,000	2.06	70,000
0.34	575,000	3.22	425,000
0.40	250,000	1.59	250,000
0.40	400,000	4.18	400,000
0.40	922,500	3.72	791,250
0.40	300,000	3.92	250,000
0.50	70,000	3.93	17,500
0.54	100,000	4.03	50,000
0.55	180,000	4.25	50,000
0.56	300,000	4.23	--
0.57	600,000	4.30	33,334
0.65	40,000	2.86	40,000
0.89	50,000	0.62	12,500
1.00	50,000	2.57	12,500
1.11	20,000	4.43	10,000
1.18	1,000,000	4.35	--
	4,927,500	4.15	2,412,084

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

9. Share capital, (continued):

(c) Options, (continued):
     The following table summarizes information about the stock options
     outstanding as at August 31, 2002:

Exercise price	Number outstanding	Weighted average years remaining	Exercisable at August 31, 2002
$0.34	70,000	3.00	35,000
0.34	845,000	4.25	596,666
0.40	200,000	0.42	200,000
0.40	250,000	2.67	250,000
0.40	1,360,000	4.75	1,160,000
0.40	350,000	4.92	250,000
0.50	70,000	4.50	--
0.65	40,000	3.92	40,000
	3,185,000	4.15	2,531,666

During the year ended August 31, 2000, certain directors and officers
exercised 750,000 options with an exercise price of $0.20 per share.
Payment for these shares was made in the form of promissory notes
totaling $150,000. As collateral for notes the Company is holding the
750,000 shares. These promissory notes are interest free and have no
fixed terms of repayment. In the fiscal year ended August 31, 2002, a
director and officer of the Company paid $2,000 for part of the note
and as a result 10,000 shares were released. In fiscal 2003 two
directors and employees of the Company paid $50,000 against the notes
and as a result 250,000 shares were released.

During fiscal 2002, a consultant exercised 200,000 options with an
exercise price of $0.35 per share. Payment for these shares was
pursuant to an interest free promissory note, with terms of payment in
full on or before December 31, 2002. Subsequent to this issuance, the
consultant requested to cancel these shares and corresponding
promissory note, to which the Company agreed and executed the
cancellations.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

9. Share capital, (continued):

(c) Options, (continued):

Options held by consultants:

Included in the outstanding stock option amounts above, are options
that were granted to consultants, the details of which are outlined
below.

	Number of share options	Weighted average exercise price
Outstanding, August 31, 2000	350,000	$ 0.29
Granted	200,000	0.93
Exercised	--	--
Forfeited	(150,000)	0.20
Outstanding, August 31, 2001	400,000	0.64
Granted	615,000	0.39
Exercised	(200,000)	0.35
Forfeited	(200,000)	0.93
Outstanding, August 31, 2002	615,000	0.39
Granted	2,250,000	0.85
Exercised	(262,500)	0.40
Forfeited	--	--
Outstanding, August 31, 2003	2,602,500	$ 0.79

(d) Warrants:

Pursuant to a private placement completed during the year ended
August 31, 2001, the Company granted 1,000,000 share purchase warrants
to the subscribers thereof. Each warrant was exercisable into one
Common Share of the Company at any time prior to December 22, 2001 at
an exercise price of $0.60. In fiscal 2002 the Company obtained
permission from the regulatory authorities to extend the expiry date
to April 22, 2002. All warrants pursuant to this issue expired in
fiscal 2002.

As part of a prospectus offering completed in fiscal 2001, the Company
granted an additional 1,948,624 warrants with an exercise price of
$1.00 per share. Each warrant entitled the holder to acquire one
Common Share at any time prior to July 2, 2002. All warrants relating
to this issue expired in fiscal 2002.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

9. Share capital, (continued):

(d) Warrants, (continued):
In conjunction with the note payable conversion referred to in note 8(b) above, the Company issued 2,688,253 warrants with an exercise price of $0.75 and an expiry date of December 20, 2002. All warrants relating to this issue expired in fiscal 2003.

In fiscal 2002, as part of a private placement completed July 15, 2002, the Company issued 3,750,000 warrants with an exercise price of $0.60 and an expiry date of June 30, 2003. As at June 30, 2003 all warrants relating to this issue were exercised.

During the year ended August 31, 2003, the Company issued a total of 4,500,000 warrants for Common Shares at an exercise price of $0.75. 1,500,000 warrants relate to the Canzeal Enterprises transaction noted in note 6 and the additional 3,000,000 relate to the private placement referred to in note 9(a) above. The expiry date for these warrants are January 6 and 9, 2004 respectively.

(e) Escrow shares:
As at August 31, 2002, 9,699,560 of the Company's issued shares are held in escrow and may not be released without the prior consent of regulatory authorities. The release of these shares is governed by certain conditions, including one share to be released for each $0.50 of cash flow generated from operations by the Company and a maximum of one-third of the original amount released in any calendar year.

At the Annual and Special Meeting of the Company held on October 15, 2002 in Edmonton, disinterested shareholders voted in favor of amending the terms of the Performance Escrow Agreement as allowed by the Canadian Securities Administrators and the TSX Venture Exchange polices. Under the amended agreement, the 9,699,560 Common Shares held under the Performance Escrow Agreement are subject to release on a time basis. The first release from this agreement allows for 484,978 Common Shares, on a pro rata basis, be released on April 15, 2003. The balance of the shares will be releasable over a period of six years with releases allowed every six months. The maximum number of Common Shares that can be released at any time is 10% of the then current issued and outstanding Common Shares.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

9. Share capital, (continued):

(f) Loss per share:
Basic loss per share is calculated using a monthly weighted average of shares outstanding. This calculation removes any shares held in escrow under the Performance Escrow Agreement as at the balance sheet date. The weighted average Common Shares outstanding for August 31, 2002 and 2001 were 19,369,745 and 15,789,640 respectively.

Owning to the change of the escrow agreement form performance to time release based, those shares held in escrow are included in the loss per share calculation as at August 31, 2003. The weighted average Common Shares outstanding for the year ended August 31, 2003 was 41,366,763.

The effect of the exercise of options and warrants outstanding would be anti-dilutive and therefore the numerator and denominator for the calculation of diluted loss per share are the same as basic loss per share.

10. Commitments:

(a) Royalties:
As part of the purchase of the technical rights of the Uni-Seal sealant the Company agreed to pay vendor royalties on the amount of industrial coatings products sold at a rate ranging from $0.10 to $1.00 per gallon.

(b) Operating lease:
The Company has entered into three agreements to lease plant and office space in Edmonton and Calgary for varying periods. In Edmonton the company has two locations; one for R&D plant and head office and one for production operations. The head office location has an initial term running until January 31, 2007 with a renewal option for another five years. The production location has a term running to October 31, 2010. The Calgary location is office space with an initial term running to March 31, 2011, with two five year renewal options. The minimum rent payable for each of the next five years is as follows:

Year ended	Lease Payments
August 31, 2004	216,619
August 31, 2005	289,293
August 31, 2006	305,646
August 31, 2007	258,020
August 31, 2008	233,718

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

10. Commitments, (continued):

(c) Canzeal Enterprises Ltd. - royalties:
In January 2003, the Company completed a transaction with Canzeal
Enterprises Ltd. ("Canzeal") and purchased the world wide right, title
and interest in and to all intellectual property assets of Canzeal
relating to the design, manufacture and distribution of composite
utility poles (see note 6 - Intangibles). Pursuant to this agreement,
the Company, for a period of four years, will pay Canzeal a royalty
equal to 3.5% of the gross sales of composite poles manufactured by
the Company using the intellectual property and rights mentioned
above. Additionally, the Company will pay Canzeal one half of any
royalties generated by the Company's licensing of the property to a
third party up to a maximum of 3.5% of gross sales.

As at August 31, 2003, the Company had completed the testing and
quality control specifications for making utility poles, but had not
yet commenced saleable production, thus these statements do not
contain any amount relating to the royalty payable mentioned above.

11. Financial assets and financial liabilities:

The fair values of the Company's cash and cash equivalents, accounts
receivable, NRC receivable, payables and accruals, notes payable and accrued
interest approximate their carrying values due to their short-term nature.
The fair value of the long-term payable to NRC is not practical to determine
at this time owing to terms of repayment.

As at August 31, 2003, the company did not have one customer that accounted
for a significant amount in accounts receivable, net of allowance. As at
August 31, 2002, one customer accounted for 48% of total accounts receivable
net of allowance (2001 - 80%). The Company does not obtain collateral or
other security to support financial instruments subject to credit risk.

The Company earns revenue and records accounts receivable in foreign
currency translated to Canadian dollars at the time of the transactions.
The Company does not use derivative instruments to mitigate the effects of
foreign exchange changes between the recording date of the accounts
receivable and the receipt of cash. These accounts receivable are short-
term in nature. The effects of the foreign exchange changes are not
significant and foreign exchange gains and losses are included in revenue.

12. Revenue:

Revenue for the year ended August 31, 2003 includes interest income of
$36,737 (August 31, 2002 - $3,730, August 31, 2001 - $14,071).

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

13. Income taxes:

(a) Expected tax rate:
   The expected effective tax rate for a public company in Alberta
   consolidated with its subsidiaries in the various jurisdictions is
   approximately 37.36% (2002 - 39% and 2001 – 40%). The Company's
   recorded income tax expense (recovery) differs from the amounts
   computed by applying the Company's estimated income tax rate to the
   loss before income taxes as a result of the following:

	August 31, 2003	August 31, 2002	August 31, 2001
Loss before income taxes	$ (4,586,359)	$ (1,699,968)	$ (2,605,949)
Computed "expected" tax recovery	(1,723,000)	(663,000)	(1,046,000)
Change in valuation allowance	1,536,000	328,000	950,000
Change in enacted tax rates and use of tax rates of future years	43,000	386,000	188,000
Other, including permanent and U.S. tax rate differences	144,000	(51,000)	(92,000)
	$ --	$ --	$ --

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

13. Income taxes, (continued):

    (b) Net future tax assets:
        The tax effects of temporary differences that give rise to significant
        portions of the future tax assets:

	August 31, 2003	August 31, 2002	August 31, 2001
Future tax assets:			
Non-capital losses carried forward-Cdn.	$ 3,409,000	$ 2,334,000	$ 1,998,000
Non-capital losses carried forward-U.S.	372,000	374,000	392,000
Capital assets, differences between net book value and undepreciated capital cost	197,000	102,000	81,000
Intangible assets, differences between net book value and cumulative eligible capital	673,000	551,000	696,000
Other	435,000	189,000	55,000
Sub-total	5,086,000	3,550,000	3,222,000
Less valuation allowance	(5,086,000)	(3,550,000)	(3,222,000)
	$ --	$ --	$ --

        The Canadian non-capital losses carried forward expire primarily from
        2004 through 2010, while the U.S. non capital losses carried forward
        expire primarily from 2016 through 2023.

14. Segmented information:

  The Company's activities comprise one business segment. For the years ended
  August 31, 2003, 2002 and 2001, the Company's revenue includes sales to
  companies in the United States of $186,942, $240,554 and $139,320,
  respectively. Additionally, as at August 31, 2003, 2002 and 2001, the
  Company had property, plant and equipment with a net book value of nil, nil
  and $167,052, respectively, located in the United States.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

15. Statement of cash flows:

Supplementary information related to cash flows from operations:

	August 31, 2003	August 31, 2002	August 31, 2001
Interest paid	$ 4,078	$ 7,743	$ --
Interest received	36,737	3,730	14,071

16. Government assistance, contingent liabilities and equity issue:

(a) Government assistance:
During the year ended August 31, 2001, the Company received $41,000 in government assistance which was netted against development expenses.

(b) Government assistance and contingent liability:
During the year ended August 31, 2002, the Company entered into an agreement with the National Research Council of Canada ("NRC"), to further develop the Company's Ve*rsi*on resin technology for the pultrusion and filament winding composite markets. This agreement falls under the NRC's Industrial Research Assistance Program ("IRAP") and allows for the Company to receive up to $400,000 over a two year period. These proceeds are for certain costs incurred by the Company in developing Ve*rsi*on F and Ve*rsi*on S resin systems, two products designed for flame retardancy and processing speed applications. These proceeds are repayable at a rate of 1.9% of gross quarterly revenues, earned during the period June 1, 2005 to March 1, 2010. If the Company has not repaid an amount equal to NRC's contribution by March 2010, the Company is liable to make payments of 1.9% of gross revenues until either the full amount is repaid or June 1, 2015.

As at August 31, 2002, the Company has presented to the NRC two claims totaling $37,620 which have been recorded in the Company's records as a receivable with an offsetting long-term liability. The $37,620 was received subsequent to August 31, 2002 in full.

During the year ended August 31, 2003, the Company filed an additional $305,805 worth of claims with the NRC and as at balance sheet date, had $145,162 in claims awaiting payment. These amounts were received subsequent to August 31, 2003. As per the agreement with the NRC, the Company set up an offsetting long-term liability totaling the sum of all claims made to the NRC.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

16. Government assistance, contingent liabilities and equity issue, (continued):

    (c)   Government assistance and equity issue:

In the third quarter of fiscal 2002, the Company entered into a collaborative research and development agreement with the Alberta Research Council ("ARC"), to optimize the commercialization of the Company's Ve*rsi*on G resin system. The ARC will provide up to $500,000 worth of research and development services to the Company in four installments of $125,000. In exchange for these services, the Company will issue to the ARC the equivalent monetary value in Common Shares of the Company. The agreement sets out the valuation of these shares at points in time.

The first installment of $125,000 was received by the Company on August 30, 2002, and under the terms of the agreement the deemed price per share for this installment was set at $0.40, which entitled ARC to receive 312,500 shares. As at the August 31, 2002 balance sheet date, these shares had not been issued, however, in accordance with Canadian generally accepted accounting principals the Company has recorded the pending issue at its August 30, 2002 market price of $0.59 which resulted in an additional expense of $59,375.

During fiscal 2003, the Company issued its second installment of $125,000 and as at August 31, 2003 the Company had used services in excess of the third installment amount, which triggers issue of another block of Common Shares. To this end, the Company has accrued the total amount owing to ARC as at balance sheet date and recorded the number of shares to be issued to ARC (see note 9).

17. Joint Venture with Euro-Projects:

On August 30, 2003, the Company signed a joint venture agreement with Euro-Projects (LTTC) Limited ("EPL") of Rothely, England. EPL is a research and development, engineering design company, specializing in advanced composite materials. The firm has extensive knowledge of both thermosetting and thermoplastic based composites, manufacturing processes, structural design and composite applications across a broad range of industries.

Under the Joint Venture the Company will, subject to EPL obtaining any necessary third party consents, have the exclusive world wide right for commercialization of existing and all future technologies as developed or being developed by EPL. The Company will have an 85% interest in the joint venture with EPL having the remaining 15%. No contributions have been made by the Company, to the Joint Venture as at August 31, 2003.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

17. Joint Venture with Euro-Projects, (continued):

The terms of the agreement have the Company contributing working capital, manufacturing and production facilities and all related consulting and development services at cost. Upon repayment of all working capital contributions made by the Company, the first $2,000,000 U.S. in net profits of each technology are to be distributed equally between EPL and the Company and any additional profits distributed 85% and 15% between the Company and EPL respectively.

As at August 31, 2003 the Joint Venture had not done any business, thus there are no results contained within these statements.

18. Subsequent events:

(a) Formation of RS Technologies Inc.:
   On August 8, 2003, the Company formed the 100% owned subsidiary RS Technologies Inc. ("RST") and appointed Mr. Paul Giannelia as CEO and Chairman of the Board. RST management and staff will assume responsibility for product commercialization, research and development, sales and marketing and international business growth in conjunction with the Joint Venture with EPL (see note 17).

(b) Change of Fiscal Year End:
   On November 24, 2003, the Company filed the "Notice of change in the Ending Date of Financial Year" under National Policy Statement No. 51. The change in the Company's financial year end from August 31st to December 31st, in management's opinion, will make the Company comparable to most of its peers.

(c) Private Placement of 3,750,000 equity units:
   On December 18, 2003, the Company issued a press release announcing its intention to issue a maximum of 3,750,000 equity units consisting of one Common Share and one Common Share warrant at a price of $0.80 per unit. The Common Share warrant will entitle the holder to acquire one Common Share for a period of 12 months subsequent to the closing date. The exercise price on or before the six month anniversary of the closing date is $1.00 per share and the exercise price after the six month but before the twelve month anniversary of the closing date is $1.25 per share.

   On December 29th, 2003, the Company issued a press release announcing the close of the private placement and indicated the placement was fully subscribed.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

19. Reconciliation with United States generally accepted accounting principals:

The Company follows Canadian generally accepted accounting principles ("GAAP"), which conform in all material respects with those in the United States ("U.S."), except as described below. The paragraphs below describe the exceptions and the impact thereof, while the tables that follow summarize the financial impact on the Company's net loss, deficit and affected balance sheet items.

(a) Intangible assets:
     The Company under Canadian GAAP has recorded intangible assets related to development costs and the purchase of technology rights. Under Canadian GAAP, certain development costs are deferred and amortized on a systematic and rational bases. Under U.S. GAAP, such amounts are expensed as incurred.

     These differences under U.S. GAAP result in a reduction in expenses of nil for years end August 31, 2003 and 2002 respectively and $689,561 the year ended August 31, 2001.

     In August 2001, management wrote off the Company's intangible assets related to deferred development costs as the recovery of these costs could not be reasonably regarded as assured.

(b) Write-down of capital assets:
     Under Canadian GAAP, the write down of capital assets to net recoverable value may be done by estimating its future cash flow together with its residual value. Under U.S. GAAP, the write down would require discounting of future cash flows. During the years ended August 31, 2003, 2002 and 2001, the Company has recorded a nil, nil and $45,552 write-down of capital assets, which would not be materially different under U.S. GAAP as the write down was based on what the value of the assets would be if the item would be sold currently between willing parties. A change in Canadian GAAP [CICA Handbook Section 3063 "Impairment of Long-Lived Assets"] for years beginning on or after April 1, 2003 will bring U.S. GAAP and Canadian GAAP in line with each other.

(c) Revenue and cost of sales:
     Under U.S. GAAP, interest income for the year ended August 31, 2003 of $36,737 (2002-$3,730 and 2001-$14,071) would be excluded from revenue and included under expenses (and other income).

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

19. Reconciliation with United States generally accepted accounting principals, (continued):

(d) Stock based compensation:
Under Canadian GAAP for years ended August 31, 2002 and 2001, there is no requirement to record compensation expense on the issue of stock options or stock to employees, directors or consultants. Under U.S. GAAP for stock and stock options issued to employees the Company has adopted the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the price the employee or director is required to pay. Under U.S. GAAP, stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123.

The Company issued stock options to employees and directors during the years ended August 31, 2000 and 1999 where the market price at the date of grant exceeded the exercise price. The impact under U.S. GAAP using the intrinsic value-based method is additional compensation expense for the years ended August 31, 2003, 2002 and 2001 of nil, nil and $15,412 respectively.

In fiscal 2002, the Company re-priced 70,000 stock options granted to employees, as a result these options became variable options under U.S. GAAP. Therefore, under U.S. GAAP for the year ended August 31, 2003 and 2002 the Company has recorded additional compensation expense of $5,833 for each year.

The Company issued stock options to consultants. The impact under U.S. GAAP using the fair value method is additional compensation expense for the years ended August 31, 2003, 2002 and 2001 of $57,945, $70,147 and $12,478 respectively. As at August 31, 2003, there is $159,134 in deferred compensation expense to be recognized in future periods in respect of these options.

(e) Escrow shares:
Under Canadian GAAP, shares issued with escrow restrictions are recorded at their issue price, with no revaluation upon release from escrow. Under U.S. GAAP, escrow shares which are to be released upon the Company meeting certain performance criteria are considered to be contingently issuable. Accordingly, the difference between the fair value of those shares at the time they become releasable from escrow and their original issue price is accounted for as compensation expense.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

19. Reconciliation with United States generally accepted accounting principals, (continued):

(f) Comprehensive income (loss):
   U.S. GAAP requires the disclosure of comprehensive income (loss),
   which is intended to reflect all changes in equity except those
   resulting from contributions by and distribution to owners.
   Comprehensive income (loss) incorporates net income (loss). The
   Company has no items that impact comprehensive income (loss).

(g) Shares to be issued:
   For the years ended August 31, 2003 and 2002, the Company has 134,015
   and 312,500 shares with a value of $128,172 and $184,375 to be issued
   pursuant to an agreement with the Alberta Research Council ("ARC", see
   note 16(c)). Under Canadian GAAP these shares are recorded as share
   capital, while under US GAAP they would be recorded as a liability
   until such time that the shares are actually issued.

(h) Statement of cash flows:
   The statements of cash flows prepared in accordance with Canadian GAAP
   would not differ materially from those principles used in the United
   States.

(i) Impact on net loss:
   The application of U.S. GAAP differences described above would have
   the following effect on the Company's net loss reported under Canadian
   GAAP:

	August 31, 2003	August 31, 2002	August 31, 2001
Net loss in accordance with Canadian GAAP	$ (4,586,359)	$ (1,717,968)	$ (2,605,949)
Adjustments for:			
Intangible assets, net of related amortization	--	--	702,802
Variable options	(5,833)	(5,833)	--
Escrow shares	(3,371,714)	--	--
Stock options granted to employees and directors	--	--	(15,412)
Stock options granted to consultants	(57,945)	(70,147)	(12,478)
	(3,435,492)	(75,980)	674,912
Total comprehensive loss	$ (8,021,851)	$(1,793,948)	$(1,931,037)

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

19. Reconciliation with United States generally accepted accounting principals, (continued):

    (i) <u>Impact on net loss, (continued):</u>

	August 31, 2003	August 31, 2002	August 31, 2001
Basic loss per common share in accordance with U.S. GAAP	$ (0.19)	$ (0.09)	$ (0.12)

    (j) <u>Impact on deficit:</u>

The application of U.S. GAAP differences described above would have the following effect on the Company's deficit reported under Canadian GAAP:

	August 31, 2003	August 31, 2002	August 31, 2001
Deficit, Canadian GAAP	$(14,870,718)	$(10,284,359)	$ (8,566,391)
Adjustments for:			
Current year adjustments to net loss	(3,435,492)	(75,980)	674,912
Cumulative effect of prior year adjustments to net loss	(5,857,490)	(5,781,510)	(6,456,422)
Deficit, U.S. GAAP	$(24,163,700)	$(16,141,849)	$(14,347,901)

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

19. Reconciliation with United States generally accepted accounting principals, (continued):

(k) Impact on balance sheet items:

The following is a comparison of the balance sheet items determined in accordance with Canadian GAAP to balance sheet items determined in accordance with U.S. GAAP:

	August 31, 2003		August 31, 2002		August 31, 2001	
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
Deferred Compensation	$ --	$ 159,134	$ --	$ 127,706	$ --	$ 26,771
Current liabilities	635,998	764,170	184,153	368,528	506,358	506,358
Share capital	18,818,497	28,142,441	11,376,642	17,177,463	9,074,678	14,882,959
Deficit	(14,870,718)	(24,163,700)	(10,284,359)	(16,141,849)	(8,566,391)	(14,347,901)

In addition, the opening share capital at September 1, 2000 and 1999 would have been $13,213,932 and $12,657,319 respectively under U.S. GAAP, compared to $7,432,422 and $7,044,422 under Canadian GAAP. The Company's opening deficit at September 1, 2000 and 1999 would have been $12,416,864 and $10,667,129 under U.S. GAAP as compared to $5,960,442 and $3,288,782 under Canadian GAAP.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

19. Reconciliation with United States generally accepted accounting principals, (continued):

    (l)   Recent United States accounting pronouncements:

        In June 2001, the Financial Accounting Standards Board, ("FASB"), issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. FAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company's long-lived assets, in management's opinion, do not have any costs associated with their subsequent disposal owing to the nature of the products the Company produces. Therefore, the Company has not provided for any liabilities for the retirement of its long-lived assets as at August 31, 2003, thus this pronouncement has no effect to these financial statements.

        In July 2002, FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, as defined in the FASB's conceptual framework rather than when a Company commits to an exit plan and that the liability be initially measured at fair value. The Company did not incur any liabilities for exit or disposal costs in the periods and as such, this pronouncement has no effect to these financial statements.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

19. Reconciliation with United States generally accepted accounting principals, (continued):

    (l)   Recent United States accounting pronouncements, (continued):

In 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities (Revised)" ("FIN 46R"). Its consolidation provisions are applicable for all newly created entities created after January 31, 2003 and are applicable to existing variable interest entities for the fiscal year or interim period beginning after June 15, 2003. With respect to entities that do not qualify to be assessed for consolidation based on voting interests, FIN 46R generally requires a company that has a variable interest(s) that will absorb a majority of the variable interest entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both, to consolidate that variable interest entity. For periods prior to FIN 46R's effective date, certain disclosures will be required if it is reasonably possible that the Company will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46R guidance is effective. The Company has variable interest entities as at August 31, 2003, namely, the Joint Venture completed on August 30, 2003 with Euro-Projects (see note 17) and Uni-Seal Mouldings Technologies Inc. ("UMTI") of which it has an 85% interest. In the case of the joint venture with Euro-Projects, no operations have commenced as at August 31, 2003, thus, this entity has no impact on the financial statements. In regards to UMTI, the entity is inactive and the Company has consolidated its results in these financial statements.

In April 2003, FASB issued Statement of Financial Accounting Standards No. 149 ("FAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". FAS 149 amends FAS 133 to provide clarification on the financial accounting and reporting for derivative instruments and hedging activities and requires similar accounting treatment for contracts with comparable characteristics. The Company was not involved in any derivative instruments and hedging activities as at August 31, 2003, thus this pronouncement has no effect to these financial statements.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued
(Canadian Dollars)
Years ended August 31, 2003, 2002 and 2001

19. Reconciliation with United States generally accepted accounting principals, (continued):

(l)   Recent United States accounting pronouncements, (continued):
      In May 2003, FASB issued Statement of Financial Accounting Standards
      No. 150 ("FAS 150"), "Accounting for Certain Financial Instruments
      with Characteristics of both Liabilities and Equity". FAS 150
      addresses financial accounting and reporting for certain financial
      instruments with characteristics of both liabilities and equity. This
      statement requires that an issuer classify a financial instrument that
      is within its scope as a liability (or an asset in some circumstances)
      because that financial instrument embodies an obligation of the
      issuer. The Company was not involved in any financial instruments
      with characteristics of both liabilities and equity as at August 31,
      2003, thus this pronouncement has no effect to these financial
      statements.